Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT
Proposed Adoption of H Share Appreciation Rights Scheme

The Board proposes to adopt the Scheme for certain Directors (other than independent non-executive Directors), senior management and employees of the Company. The proposed Scheme has been approved by SASAC and will be submitted to the Shareholders for approval at the EGM.

BACKGROUND

The Board has resolved to approve the proposed adoption of the Scheme for certain Directors, senior management and employees of the Company. The proposed Scheme has been approved by SASAC and will be submitted to the Shareholders for approval at the EGM. Further details of the EGM for the purpose of considering and approving the Scheme by the Shareholders together with a circular setting out further details of the Scheme will be despatched to the Shareholders as soon as practicable.

THE SCHEME

A summary of the major terms of the proposed Scheme is set out below. Further details of the terms of the Scheme will be set out in the circular to Shareholders as mentioned above.

Effective date of the Scheme	the date on which the Scheme is approved by the Shareholders in the EGM

Duration	10 years from the effective date of the Scheme

Incentive Recipients	Directors, senior management and employees of the Company who are important to the strategic mission and business development of the Company

Maximum limit of Share Appreciation Rights to be granted	10% of the entire issued share capital of the Company as at the effective date of the Scheme

Exercise price
subject to final decision of the Board, the higher of (i) the closing price of the H Share as at the date of the grant of the Share Appreciation Rights; (ii) the average closing price of the H Share of the five trading days immediately preceding the date of grant of the Share Appreciation Rights; and (iii) the par value of the H Share

Effective date of grant	as determined by the Board and informed to the Incentive Recipients

Exercise period	as determined by the Board and in any event not longer than six years from the effective date of grant of the Share Appreciation Rights

REASONS FOR ADOPTING THE SCHEME

The Directors are of the view that the Scheme will be able to provide medium to long term incentive to the Directors, senior management and employees of the Company and promote the continuous development of the business of the Group; and considers that the proposed terms and conditions of the Scheme are fair and reasonable.

INITIAL GRANT UNDER THE SCHEME

The Board proposes that approximately 24.8 million of initial Share Appreciation Rights (the “Initial Grant”) be granted to 119 persons, comprising 7 Directors, 12 senior management and 100 key technical and managerial personnel, upon satisfaction of the initial granting conditions, subject to the approval of the Scheme and the Initial Grant by the Shareholders at the EGM. The Incentive Recipients and their entitlements have been proposed by the Remuneration and Evaluation Committee of the Board in accordance with each conditions of grant stipulated under the Scheme.

A summary of the details of the Initial Grant is set out below:

(1)           List of grantees of the Initial Grant

(a) Directors and senior management
Name	Position	Number of shares granted Ten thousand shares）	The proportion of shares granted to the total issued H Shares Capital	The proportion of shares granted to total issued H Shares Capital	The proportion of shares granted to total shares granted under the Initial Grant
Si Xian Min	Chairman of the Board	38	0.0136%	0.0039%	1.532%
Tan Wan Geng	Director, President	38	0.0136%	0.0039%	1.532%
Wang Quan Hua	Director	36	0.0129%	0.0037%	1.452%
Yuan Xinan	Candidate for director	36	0.0129%	0.0037%	1.452%
Zhang Zi Fang	Director	36	0.0129%	0.0037%	1.452%
Xu Jie Bo	Director, Executive Vice president, Chief Financial Officer	34	0.0122%	0.0035%	1.371%
Chen Zhen You	Director	34	0.0122%	0.0035%	1.371%
Ren Ji Dong	Executive Vice president	34	0.0122%	0.0035%	1.371%
He Zong Kai	Executive Vice president	34	0.0122%	0.0035%	1.371%
Liu Qian	Executive Vice president	34	0.0122%	0.0035%	1.371%
Dong Su Guang	Executive Vice president	34	0.0122%	0.0035%	1.371%
Chen Gang	Executive Vice president	34	0.0122%	0.0035%	1.371%
Che Shanglun	The president of Xiamen Airlines Company Limited	34	0.0122%	0.0035%	1.371%
Cheng Yong	The president of China Southern Airlines Beijing Branch	34	0.0122%	0.0035%	1.371%
Zhang Zheng Rong	Chief Pilot	32	0.0114%	0.0033%	1.290%
Hu Chen Jie	Chief Information Officer	32	0.0114%	0.0033%	1.290%
Su Liang	Chief Economist	32	0.0114%	0.0033%	1.290%
Chen Wei Hua	Chief Legal Adviser	32	0.0114%	0.0033%	1.290%
Xie Bing	Secretary to the Board	31	0.0111%	0.0032%	1.250%
Total	19	649	0.2322%	0.0661%	26.17%

(b) Key technical and managerial personnel

Personnel hierarchy	Number. of personnel	Average number of shares granted per person (Ten thousands shares)	Total number of shares granted in each hierarchy level (Ten thousands shares)	Proportion of total amount of shares granted in each hierarchy level to total issued H Shares	Proportion of total amount of shares granted in each hierarchy level to total amount of shares in issue of the Company	Proportion of total amount of shares granted in each hierarchy level to total amount of share appreciation rights granted during the period
Chief Pilot Assistant and Deputy Chief Pilot	3	26	78	0.03%	0.01%	3.15%
Full-time positions of 1st type branches	7	26	182	0.07%	0.02%	7.34%
Full-time positions of 2nd type branches, subsidiaries and Shanghai Base	28	19	532	0.19%	0.05%	21.45%
Full-time positions stationed in Baiyun Airport unit	19	19	361	0.13%	0.04%	14.56%
Full-time positions of marketing committee	2	19	38	0.01%	0.00%	1.53%
Full-time positions of institutional departments	21	17	357	0.13%	0.04%	14.40%
Deputy positions of marketing committee	6	15	90	0.03%	0.01%	3.63%
Chief full-time positions of principal departments in marketing committee	9	14	126	0.05%	0.01%	5.08%
Full-time positions of principal Sales Office	2	14	28	0.01%	0.00%	1.13%
Full-time positions of principal offices	3	13	39	0.01%	0.00%	1.57%
Total	100	——	1831	0.66%	0.19%	73.83%

(2)	Exercise Price of the Share Appreciation Rights

In accordance with the relevant regulations and the Scheme to be adopted by the Company, the Exercise Price of the Share Appreciation Rights shall be the highest of the following:

(a)	The closing price of the H Shares as stated in the daily quotations sheet of the Stock Exchange on the date of grant;

(b)	The average closing price of the H Shares as stated in the daily quotations sheet of the Stock Exchange for five consecutive trading days prior to the date of grant; or

(c)	The par value of the H Shares.

(3)	Conditions of the Initial Grant

The grant of the Share Appreciation Rights is subject to the fulfillment of the following conditions:

1.	None of the following has occurred to the Company:

(1)	the auditors of the Company having provided an adverse opinion or a disclaimer of opinion in the Company's financial and accounting report for the latest three financial years;
(2)	of the imposition of administrative penalties by securities regulatory authorities due to material non-compliance of laws and regulations during the last three years;
(3)	any other circumstance which, in the opinion of the securities regulatory authorities, would render the implementation of the Scheme impossible.

2.	The 2010 operating results of the Company have met the following three conditions:

(1)
the growth rate of  the EBITDAR according to the 2010 financial statements prepared in accordance with the International Financial Reporting Standards shall not be lower than 25% and shall not be lower than the 75th percentile of the peer benchmark companies;

(2)
the EOE(EBITDAR/Equity) according to the 2010 financial statements prepared in accordance with the International Financial Reporting Standards shall not be lower than 80% and  shall not be  lower than the 75th percentile of the peer benchmark companies, Equity does not include the minority interests;

(3)
the ratio of airline traffic revenue to total revenue according to the 2010 financial statements prepared in accordance with the International Financial Reporting Standards shall not be lower than 96%.

3.	None of the following has occurred to the respective Incentive Recipients:

(1)	public censure or declaration as an improper candidate by a stock exchange during the last three years;
(2)	imposition of administrative penalties by the securities regulatory authorities due to material non-compliance of laws and regulations during the last three years;
(3)	circumstances under which the Incentive Recipient is prohibited from acting as a director, and a senior management of the Company as stipulated in the Company Law of the PRC;
(4)	the result of the performance appraisal of the Incentive Recipient in the financial year preceding the Initial Grant has not reached the “pass” grade or above.

GENERAL

Pursuant to the Scheme, the Incentive Recipients will be granted certain Share Appreciation Rights. Each unit of Share Appreciation Rights is notionally linked to one H Share and represents the rights conferred to the relevant Incentive Recipient to receive in cash stipulated earnings from the increase in market share price of the relevant H Share. However, no H Shares will actually be issued to any Incentive Recipient. The Scheme does not involve the grant of options over new Shares or other new securities issuable by the Company (or any of its subsidiaries) and therefore, it does not fall within the ambit of, and is not subject to, the regulations of Chapter 17 of the Listing Rules.

The above lists of Incentive Recipients and their entitlements for the Initial Grant are proposals only as at the date of this announcement, and the Board currently plans to determine the date of grant for the Initial Grant after the Scheme and the Initial Grant have been approved at the EGM, and further announcement will be made by the Company accordingly.  As at the date of this announcement, the proposed grant of the Share Appreciation Rights to the Directors had been approved by the independent non-executive Directors and no Incentive Recipients of the Initial Grant holds more than 5% of the Shares carrying voting rights in the  Company.

All the executive and non-executive Directors had abstained from voting regarding the resolutions approving the adoption of the Scheme and the Initial Grant, as all of them are eligible as the Incentive Recipients and the Incentive Recipients under the Initial Grant.

DEFINITIONS

In this announcement, the following expressions have the meaning set out below unless the context requires otherwise:

Board”	the board of Directors
"China" or "PRC"	the People’s Republic of China and, for the purpose of this circular, excludes Hong Kong and the Macau Special Administrative Region
“Company”
China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American depositary receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Director(s)”	the director(s) of the Company

"EGM"	the forthcoming general meeting of the Company

“Group”	the Company and its subsidiaries (as defined in the Listing Rules)

"H Shares"	H Shares of par value of RMB1.00 each in the share capital of the Company which are listed on the Main Board of the Stock Exchange

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Incentive Recipients”	certain Directors, senior management and employees of the Company who will be proposed to be granted the Share Appreciation Rights

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“RMB”	Renminbi, the lawful currency of the PRC

“SASAC”	“SASAC” State-owned Assets Supervision and Administration Commission of the State Council (國務院國有資產監督管理委員會)

“Scheme”	the H Share Appreciation Rights Scheme to be adopted by the Company for certain Directors, senior management and employees of the Company

“Share Appreciation Right(s)”
the share appreciation rights granted under the Scheme, representing the rights conferred to the Incentive Recipients to receive stipulated earnings from the increase in share price of H Shares, subject to specific timeframe and conditions

"Share(s)"	share of RMB1.00 each in the capital of the Company

"Shareholder(s)"	the holders of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By order of the Board China Southern Airlines Company Limited Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

29 September 2011

As at the date of this announcement, the Directors include Si Xian Min  and Wang Quan Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive Directors; and Gong Hua Zhang, Wei Jin Cai and Ning Xiang Dong as independent non-executive Directors.